Exhibit 99.(h)(9)

EXPENSE REIMBURSEMENT AGREEMENT

THIS EXPENSE REIMBURSEMENT AGREEMENT (the “Agreement”) is made as of [xxx], 2014 by and between Sentinel Asset Management, Inc. (“Sentinel”) and Sentinel Group Funds, Inc. (the “Corporation”), on behalf of itself and the funds listed in Appendix A hereto, each such fund a series of the Corporation (each a “Fund”, and collectively, the “Funds”).

WHEREAS, Sentinel and the Corporation have entered into an Amended and Restated Investment Advisory Agreement as of March 1, 1993, as amended and restated as of April 4, 2008 (the “Advisory Agreement”), pursuant to which Sentinel provides investment advisory services to the Funds for compensation based on the value of the average daily net assets of each Fund; and

WHEREAS, the Corporation is responsible for, and as assumed the obligation for, payment of certain expenses related to the Fund under: (i) the Transfer Agency and Service Agreement, entered into as December 1, 2014, between the Corporation, on behalf of each of its series, including the Fund, and Boston Financial Data Services, Inc. (as amended and/or supplemented from time to time, the “TA Agreement); and (ii) the Amended and Restated Administration Agreement entered into as of December 1, 2014, between the Corporation and Sentinel Administrative Services, Inc. (as amended and/or supplemented from time to time, the “Administration Agreement”, and, together with the TA Agreement, the “Agent Agreements”); and

WHEREAS, Sentinel and the Corporation, on behalf of itself and the Fund, have determined that it is appropriate and in the best interests of the Fund and its shareholders to maintain the expenses of the Class R6 share class of the Fund at a level below the level to which such share class of the Fund would otherwise be subject; and

WHEREAS, Sentinel desires to limit the Operating Expenses (as that term is defined in paragraph 2 of this Agreement) with respect to such share classes pursuant to the terms and provisions of this Agreement, and the Corporation (on behalf of the Fund) desires to allow Sentinel to implement those limits.

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties hereto, intending to be legally bound hereby, mutually agree as follows:

1.          Sentinel or an affiliate hereby agrees to reimburse certain class-specific expenses of the Class R6 share classes of the Funds listed in Appendix A of the Agreement (each a “Class”) in order to limit the Operating Expenses with respect to each Class to the rate of specified for that Class (each such rate, an “Operating Expense Limit”) in such Appendix (the “Expense Caps”).

2.          For purposes of this Agreement, the term “Operating Expenses” with respect to a Class is defined to include all expenses necessary or appropriate for the operation of the Fund and Class, including, but not limited to, the Advisor’s investment advisory or management fee as described in the Advisory Agreement, and other expenses described in the Advisory Agreement and the Agent Agreements but does not include any [12b-1 fee, front-end or contingent deferred loads, taxes, interest, brokerage commissions, expenses incurred in connection with any merger or reorganization or extraordinary expenses such as litigation].

3.          Sentinel shall be entitled to recoup from the Fund any fees waived and/or expenses reimbursed with respect to any Class for a three year period following the date of such fee waiver and/or reimbursement if such recoupment does not cause the Total Annual Fund Operating Expenses of a Class of the Fund at the time of such reimbursement to exceed the Expense Cap in effect at the time of the applicable waiver/reimbursement or the Expense Cap in effect at the time of the recoupment, whichever is less. Sentinel generally seeks reimbursement on a rolling three year basis whereby the oldest subsidies are recouped first.

4.          This Agreement shall be effective from the date hereof until [March 31,] 2018, and shall remain effective for each twelve (12) month period thereafter unless: (i) Sentinel shall notify the Fund of the termination of expense reimbursement not less than 90 days prior to the end of the then twelve (12) month period; (ii) the Class has been eliminated; or (iii)  the Advisory Agreement, with respect to the Fund, is terminated by a vote of a majority of the Board of Directors of the Corporation, including a majority of the Directors who are not “interested persons” of the Corporation as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended.

IN WITNESS WHEREOF, Sentinel and the Corporation have agreed to this Expense Reimbursement Agreement as of the day and year first above written.

Sentinel Asset Management, Inc.

By:
Name:
Title:

Sentinel Group Funds, Inc. on behalf of itself and the Funds listed in Appendix A

By:
Name:
Title:

Appendix A

Fund and Class	Operating Expense Limit

Balanced Fund, R6	0.80% of the average daily net assets of the Fund attributable to such Class for the annual period

International Equity Fund, R6	0.95% of the average daily net assets of the Fund attributable to such Class for the annual period

Multi-Asset Income Fund, R6	0.75% of the average daily net assets of the Fund attributable to such Class for the annual period